Exhibit 99.1

Constellium N.V. Annual General Meeting 2018 Voting Results

		Total number of shares for which votes were validly cast*	Percentage of the issued capital**	Votes in favor	Votes against	Abstentions***
	Agenda items

Item 4(ii)	Share increase under the 2013 Equity Incentive Plan.	100,038,467	74.37%	82,913,946	17,124,521	30,296

Item 5	Adoption of the Annual Accounts 2017.	97,834,825	74.37%	97,678,686	156,139	2,233,938

Item 7	Release from liability of Executive Board Member of the Company.	97,602,352	74.37%	96,654,388	947,964	2,466,411

Item 8	Release from liability of Non-Executive Board Members of the Company.	97,603,955	74.37%	96,660,913	943,042	2,464,808

Item 9	Authorization to the Board to allow the Company to repurchase its own shares.	100,043,544	74.37%	99,899,148	144,396	25,219

Item 10	Authorization to the Board to issue shares and/or to grant rights to subscribe for shares.	100,027,418	74.37%	96,573,721	3,453,697	41,345

Item 11	Authorization to the Board to limit or exclude pre-emptive rights.	99,979,621	74.37%	95,582,168	4,397,453	89,142

Item 12(a)(i)	Re-appointment of Mr. Michiel Brandjes	97,792,618	74.37%	97,751,766	40,852	2,276,145

Item 12(a)(ii)	Re-appointment of Ms. Martha Brooks	97,795,383	74.37%	97,767,365	28,018	2,273,380

Item12(a)(iii)	Re-appointment of Mr. Philippe C.A. Guillemot	97,794,224	74.37%	96,756,262	1,037,962	2,274,539

Item 12(a)(iv)	Re-appointment of Mr. Peter Hartman	97,792,618	74.37%	97,750,483	42,135	2,276,145

Item 12(a)(v)	Re-appointment of John Ormerod	97,792,774	74.37%	97,765,787	26,987	2,275,989

Item 12(b)(vi)	Re-appointment of Ms. Lori Walker	97,795,382	74.37%	97,775,080	20,302	2,273,381

Item 12(b)	Appointment of Ms. Stephanie Frachet	97,795,383	74.37%	97,772,147	23,236	2,273,380

Item 13	Appointment of PricewaterhouseCoopers as auditor of the Company for 2018	97,824,108	74.37%	97,767,919	56,189	2,244,655

*	This number is equal to the number of validly cast votes; it concerns the total number of votes for and against; the number of abstentions is not included in this number

**	The issued capital of Constellium N.V. on the Record Date April 26, 2018 amounted to 134,545,203 outstanding shares, each with a nominal value of € 0.02, of which 38,597 shares are held by Constellium N.V. and non-voted. Therefore, of the issued capital on the Record Date 134,506,606 votes could be cast. Percentages are rounded down to two decimals.

*** Abstentions and votes that were not cast or not validly cast